UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-19182

Nord Pacific Limited

(Exact name of registrant as specified in its charter)

2727 San Pedro, N.E.
Albuquerque, New Mexico 87110
(505) 872-2470

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[_]

Rule 12g-4(a)(1)(ii)	[_]	Rule 12h-3(b)(1)(ii)	[_]

Rule 12g-4(a)(2)(i)	[_]	Rule 12h-3(b)(2)(i)	[_]

Rule 12g-4(a)(2)(ii)	[_]	Rule 12h-3(b)(2)(ii)	[_]

Rule 15d-6	[_]

         Approximate number of holders of record as of the certification or notice date:  1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Nord Pacific Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 20, 2004	By: /s/ Mark R. Welch Name: Mark R. Welch Title: President & CEO